UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*

                                                  Rowan Companies plc
(Name of Issuer)

                                                  Class A Ordinary Shares, par value $0.125 per share
(Title of Class of Securities)

                                                                               G7665A101
(CUSIP Number)

Jack Satt
c/o Odey Asset Management Group Ltd
12 Upper Grosvenor Street
London, United Kingdom W1K 2ND
                                                  0207 208 1407
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                                                               January 28, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Odey Asset Management Group Ltd
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. England
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 11,380,635 (see Item 2 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 12,068,730 (see Item 2 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,068,730 (see Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.5%
14	Type of Reporting Person (See Instructions) CO, HC

1	Names of Reporting Persons. Odey Asset Management LLP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. England
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 11,380,635 (see Item 2 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 12,068,730 (see Item 2 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,068,730 (see Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.5%
14	Type of Reporting Person (See Instructions) PN, IA

1	Names of Reporting Persons. Odey Holdings AG
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 11,380,635 (see Item 2 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 12,068,730 (see Item 2 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,068,730 (see Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.5%
14	Type of Reporting Person (See Instructions) CO, HC

1	Names of Reporting Persons. Robin Crispin William Odey (“Crispin Odey”)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. England
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 11,380,635 (see Item 2 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 12,068,730 (see Item 2 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,068,730 (see Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.5%
14	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D

Item 1.  Security and Issuer

This Schedule 13D relates to Class A Ordinary Shares (“Ordinary Shares”) of Rowan Companies plc, a company organized under the laws of England and Wales (the “Issuer”).  The address of the Issuer’s principal executive offices is 2800 Post Oak Boulevard, Suite 5450, Houston, Texas, 77056.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed on behalf of (i) Odey Asset Management Group Ltd (“OAM Ltd”), (ii) Odey Asset Management LLP (“OAM LLP”), (iii) Odey Holdings AG (“Odey Holdings”), and (iii) Crispin Odey (together with each of the foregoing, the “Reporting Persons”).  OAM Ltd is the managing member of OAM LLP.  Odey Holdings is the sole stockholder of OAM Ltd, and Mr. Odey is the sole stockholder of Odey Holdings.

The Ordinary Shares reported herein as being beneficially owned by the Reporting Persons are held for the accounts of private investment vehicles and other accounts (collectively, the “Clients”) for which OAM LLP or another subsidiary of OAM Ltd serves as investment manager, and in that capacity has the power to dispose or direct the disposition of (and, for certain Client accounts, to vote or direct the voting of) the Ordinary Shares reported herein.  Each of the Reporting Persons disclaims beneficial ownership of the Ordinary Shares reported herein except to the extent of its or his pecuniary interest therein.

(b) The business address of each of the Reporting Persons is c/o Odey Asset Management Group Ltd, 12 Upper Grosvenor Street, London, United Kingdom W1K 2ND.

(c) OAM LLP is an investment management firm.  OAM Ltd is the managing member of OAM LLP.  Odey Holdings is the sole stockholder of OAM Ltd, and Mr. Odey is the majority stockholder of Odey Holdings.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the cover page of each Reporting Person.

Item 3.  Source and Amount of Funds or Other Consideration

The Ordinary Shares reported herein as being beneficially owned by the Reporting Persons were acquired for Client accounts in open market transactions for an aggregate $150,721,804.24, including brokerage commissions, using working capital of the Client accounts and margin account borrowings made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Ordinary Shares reported herein.

Item 4.  Purpose of Transaction

The Reporting Persons initially caused the Client accounts to purchase the Ordinary Shares reported herein for investment purposes in the ordinary course of business.

On October 9, 2018, the Issuer filed with the Securities and Exchange Commission a Current Report on Form 8-K, announcing that, on October 7, 2018, the Issuer had entered into a Transaction Agreement (the “Transaction Agreement”), with Ensco plc (“Ensco”) to effect a transaction (the “Acquisition”) in which each issued and outstanding Ordinary Share of the Issuer would be exchanged for an agreed-upon number of Class A ordinary shares of Ensco (the “Exchange Ratio”).

On January 28, 2019, in consideration for Ensco’s agreeing to consider proceeding with the Acquisition at a revised Exchange Ratio and for other good and valuable consideration, OAM LLP entered into an Agreement of Irrevocable Undertaking, pursuant to which such Reporting Person on behalf of the Clients irrevocable and unconditionally undertook, among other things:

1.  Until the closing of the Acquisition or termination of the Transaction Agreement upon its terms (“Termination”), not to sell, transfer, charge, encumber, grant any option over or otherwise dispose of or permit the sale, transfer, charging or other disposition or creation or grant of any other encumbrance or option of or over all or any of the Ordinary Shares reported herein, or accept any other offer in respect of all or any of such Ordinary Shares;

2.  To exercise, or, where applicable, procure the exercise of, all voting rights attaching to such Ordinary Shares (a) in favor of the Acquisition and any matter that might reasonably be expected to have any positive impact on the fulfilment of any condition to the Acquisition, and (b) against any matter that might reasonably be expected to impede or frustrate the Acquisition; and, if required by Ensco, to execute any form of proxy required by Ensco appointing any person nominated by Ensco to attend and vote at the relevant meetings.

The Agreement of Irrevocable Undertaking states that its shall cease to have any effect: (a) if Ensco shall not have announced an intention to proceed with the Acquisition at the revised Exchange Ratio referred to in the Agreement of Irrevocable Undertaking) by 8.00 a.m. (New York time) on Tuesday January 29, 2019; (b) on the date of Termination; (c) if the consideration to be paid in connection with the Acquisition is reduced from 2.75 Ensco Ordinary Shares for each Ordinary Share of the Issuer.

The foregoing description of the Irrevocable Undertaking does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement of Irrevocable Undertaking filed as Exhibit 99.1 hereto, which exhibit is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages.  The percentages reported herein are calculated based upon the statement in the proxy statement filed by the Issuer with the Securities and Exchange Commission on December 11, 2018, that there were 127,068,804 shares of Common Stock of the Issuer outstanding as of December 10, 2018.

(c)  Attached as Exhibit 99.2 is a table listing transactions in the Ordinary Shares engaged in by the Reporting Persons on behalf of the Clients during the sixty-day period prior to the filing of this Schedule 13D.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.

In addition, Client accounts have economic exposure to an aggregate of 4,599,500 Ordinary Shares pursuant to certain contracts for the difference (the "CFDs").  The reference prices for the CFDs range from $7.9548 to $11.9929, and the maturity dates for the CFDs range from August 8, 2019 to January 11, 2021.  The counterparties to the CFDs and Swaps are unaffiliated third party financial institutions.  The CFDs provide the Clients economic results that are comparable to the economic results of ownership of the Ordinary Shares, but do not provide the Clients or the Reporting Persons with the power to vote or direct the voting or dispose of or direct the disposition of the Ordinary Shares referenced by the CFDs.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1	Agreement of Irrevocable Undertaking, dated January 28, 2019, by and between Ensco and OAM LLP on behalf of certain Clients.

Exhibit 99.2	Transactions in the Ordinary Shares engaged in by the Reporting Persons on behalf of the Clients during the sixty-day period prior to the filing of this Schedule 13D.

Exhibit 99.3
Joint Filing Agreement by and among the Reporting Persons, dated February 14, 2018, incorporated herein by reference to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on such date.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:         January 31, 2019

ODEY ASSET MANAGEMENT GROUP LTD

By: /s/ Jack Satt
Jack Satt, Chief Compliance Officer

ODEY ASSET MANAGEMENT LLP

By: /s/ JackSatt
Jack Satt, Chief Compliance Officer

ODEY HOLDINGS AG

By: /s/ Jack Satt
Jack Satt, Chief Compliance Officer

ROBIN CRISPIN WILLIAM ODEY

By: /s/ Jack Satt
Jack Satt, as attorney-in-fact for Robin Crispin William Odey*

*The Power of Attorney executed by Mr. Odey authorizing the signatory to sign and file this Schedule 13D on Mr. Odey’s behalf, filed as Exhibit 99 to the Form 13F filed by Mr. Odey with the Securities and Exchange Commission on August 14, 2018, is incorporated herein by reference.